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                                                 File No. 70-8783


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



                        AMENDMENT NO. 2

                               TO

                            FORM U-1


                    APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

                               and

               NEW ENGLAND ELECTRIC RESOURCES, INC.

             (Name of company filing this statement)



       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company parent in system)






Michael E. Jesanis                      Robert King Wulff
Treasurer                               Corporation Counsel
25 Research Drive                            25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582


           (Names and addresses of agents for service)
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Item 1, Part II, section C ("Securities Issued to Third Parties") is hereby amended to read in its entirety as follows:

  "Each Project Parent may issue, from time to time, stock, promissory notes, commercial paper or other debt or equity securities to entities other than NEES or NEERI (and with respect to which there is no recourse to NEES or NEERI except to the extent that NEES or NEERI may guarantee payment of such securities pursuant to the authorization requested in this filing), including, without limitation, banks, insurance companies and other financial institutions, for the purpose of financing or refinancing investments in, and project development activities for, Exempt Companies ("Non-Recourse Debt"). The issuance and sale of such Non-Recourse Debt is exempted from the requirement for prior Commission authorization by Rule 52 under the Act."


Item 3 is hereby amended to read in its entirety as follows:

  "The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are: Sections 6(a), 7, 9(a), 10, 12, 13, 32, 33, and Rules 45, 52, and 53, all relating to the authority for NEES and NEERI to undertake the transactions proposed herein.
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                            SIGNATURE


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to their Application/Declaration on Form U-1 (Commission's File No. 70-8783) to be signed on their behalf, as indicated by the undersigned officers thereunto duly authorized by such companies.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _____________________________________
                            Michael E. Jesanis, Treasurer




                            NEW ENGLAND ELECTRIC RESOURCES, INC.


                            s/John G. Cochrane
                            _____________________________________
                            John G. Cochrane, Treasurer



Dated:  February 27, 1996







The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefore.